June 5, 2025

John Morgan
Chief Executive Officer
Nitches, Inc.
1333 N. Buffalo Dr., Unit 210
Las Vegas, NV 89128

       Re: Nitches, Inc.
           Form 10-K for the fiscal year ended August 31, 2023
           Filed December 7, 2023
           File No. 000-13851
Dear John Morgan:

       We have reviewed your May 5, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2023
General

1. We note that you have not filed your Form 10-K for the year ended August 31, 2024 or any subsequent exchange act reports and these filings are delinquent. Please file all delinquent exchange act reports.
       Please contact Eiko Yaoita Pyles at 202-551-3587 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing